Mail Stop 3561

August 30, 2007

Willis C. Moore, III, Chief Financial Officer
Polymer Group, Inc.
9335 Harris Corners Parkway, Suite 300
Charlotte, NC 28269

> **Re:** **Polymer Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 6, 2007**
> **File No. 333-145138**

Dear Mr. Moore:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover of Prospectus

1. It is unclear why you are registering a dollar amount of securities instead of the number of shares given your disclosure that indicates the conversion of the convertible preferred stock. Please advise or revise to provide the number of shares being offered. Also, please indicate that the selling shareholders are affiliated persons and indicate the percentage of the shares outstanding represented by the offering.

Selling Shareholders, page 7

2. We note that you are registering an equivalent of a total of 13,596,921 shares of
    common stock in this offering and that you have a total of 19,239,274 shares of
    common stock outstanding. Given the nature and size of the transaction, it
    appears that the selling stockholders may be deemed to be underwriters within the
    meaning of Section 2(11) of the Securities Act. Please refer to the Division of
    Corporation Finance Manual of Publicly Available Telephone Interpretations,
    Staff Interpretation No. D.29. (July 1997). Please revise your disclosure or
    advise.

3.   Please identify any selling stockholders who are registered broker-dealers or
    affiliates of broker dealers. Please note that a registration statement registering
    the resale of shares being offered by a broker-dealer must identify the broker-
    dealer as an underwriter if the shares were not issued as underwriting
    compensation. For a selling shareholder that is an affiliate of a broker-dealer, the
    prospectus must state, if true, that: (1) the seller purchased in the ordinary course
    of business; and (2) at the time of purchase of the securities you are registering for
    resale, the seller had no agreements or understandings, directly or indirectly, with
    any person, to distribute the securities. If you are unable to make these statements
    in the prospectus, please disclose that the seller is an underwriter. We may have
    additional comments upon review of your response.

4. We note your reference to MatlinPatterson Global Opportunities Partners, L.P.
    and "certain of its affiliates." Please revise to indicate that the certain affiliates
    are listed in the selling shareholder chart or name the affiliates.

5. We note your disclosure that the selling shareholders received their shares in
    connection with your emergence from bankruptcy in 2003 and upon conversion of
    your convertible preferred stock. Please augment your disclosure to fully describe
    the transaction in which the selling stockholders acquired their shares. In this
    regard, we note your reference to a "portion" of their shares. Please disclose if
    there are any additional shares that may be sold or registered in the future. Also,
    please indicate if any shares are subject to any pledges or liens or similar
    obligations. We may have additional comments upon review of your response.

Material Relationships, page 8

6. We note your reference to "certain other stockholders." Please revise to disclose
    these stockholders.

7. We note your statement that your summary is qualified in its entirety by reference
    to the Shareholders' Agreement. Your summary should highlight all material

information for an investor. Please revise your disclosure language to delete that it is qualified in its entirety.

Incorporation of Certain Documents by Reference, page 11

8. Please update your documents incorporated by reference to include your recently filed 10-Q for the fiscal quarter ended June 30, 2007.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jason Zachary, Esq.
        Kirkland & Ellis LLP